December 1, 2005


By facsimile to (713) 236-5513 and U.S. Mail


Mr. David L. Hatcher
Chief Executive Officer
KMG Chemicals, Inc.
10611 Harwin Drive, Suite 402
Houston, TX 77036

Re:	KMG Chemicals, Inc.
	Registration Statement on Form S-3
	Filed November 22, 2005
File No. 333-129879

Dear Mr. Hatcher:

	We reviewed the filing only for form eligibility and disclosures under "Selling Shareholders" and have the comments below. No further review of the registration statement has been or will be made.

	We urge all persons by statute responsible for the registration statement`s adequacy and accuracy to make certain that all information required under the Securities Act has been included.
We
remind you to consider applicable requirements for the preliminary prospectus` distribution.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1. Our records reflect that the annual report on Form 10-K for the fiscal year ended July 31, 2005 was filed on October 31, 2005.
The
10-K was required to be filed 90 days after the end of the fiscal year covered by the report. See General Instruction A(2)(b) of Form
10-K. Thus, KMG Chemicals does not appear to satisfy the registrant requirements for use of Form S-3. See General Instruction I.A.2(b)
of Form S-3, and advise. See also Rules 401(a) and 411 of Regulation
C under the Securities Act.

If KMG Chemicals is ineligible to use Form S-3 and wishes to proceed with the offering, KMG Chemicals should amend the registration statement on a form whose eligibility requirements it is able to satisfy. For example, if KMG Chemicals amends the registration statement on Form S-1, indicate on the cover page that the pre-effective amendment is a pre-effective amendment on Form S-1 to a registration statement on Form S-3. The registration statement`s filing number noted above will remain unchanged. Further, explain briefly in a cover letter why KMG Chemicals is amending on another form. Alternatively, KMG Chemicals should withdraw the registration statement. See Rule 477 of Regulation C under the Securities Act.

Selling Shareholders, page 11

2. We assume that the numbering of a footnote as footnote (3) twice is inadvertent and that the second footnote (3) should be footnote
(4).  Please revise.

3. For a beneficial owner such as Boenning & Scattergood, Inc. that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone
Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise.

4. Indicate the nature of any position, office, or other material relationship which each selling shareholder has had within the past three years with KMG Chemicals or any of its predecessors or affiliates. See Item 507 of Regulation S-K. Describe also any continuing relationships with the selling shareholders.

5. Confirm that none of the selling shareholders is a broker-dealer or a broker-dealer`s affiliate. If a selling shareholder is a broker-dealer, tell us whether the selling shareholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, KMG Chemicals must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is a broker-dealer.

6. If a selling shareholder is a broker-dealer`s affiliate, include disclosure that this broker-dealer`s affiliate:

* Purchased in the ordinary course of business the securities to be resold.

* Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If KMG Chemicals is unable to make the representations noted above in the prospectus, KMG Chemicals must state in the prospectus that the selling shareholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable if the selling shareholder is an affiliate of any underwriter that cannot make these representations.

7. State that KMG Chemicals will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.

Closing

	If KMG Chemicals wishes to proceed with the offering, file an amendment in response to the comments on a form whose eligibility requirements KMG Chemicals is able to satisfy. To expedite our review, KMG Chemicals may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If KMG Chemicals thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since KMG Chemicals and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If KMG Chemicals requests acceleration of the registration statement`s effectiveness, KMG Chemicals should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve KMG Chemicals from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

* KMG Chemicals may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United
States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that KMG Chemicals provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and other disclosure
issues
to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at
(202)
551-3767.

Very truly yours,





Jennifer R. Hardy
					    Legal Branch Chief

cc:	Charles D. Powell, Esq.
	Haynes and Boone, LLP
	1221 McKinney Street, Suite 2100
	Houston, TX 77010



Mr. David L. Hatcher
December 1, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE